JAREX SOLUTIONS CORP.

Puces iela 47 dz.40, Riga,

Latvia, LV-1082

Tel.  +37128102618

May 15, 2015

Mr. Jeffrey Kauten

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Jarex Solutions Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed May 5, 2015

       File No. 333-202234

Dear Mr. Jeffrey Kauten,

Jarex Solutions Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, May 14, 2015 (the "Comment Letter"), with reference to the Company's Amendment No. 2 to registration statement on Form S-1 filed with the Commission on May 5, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. In this regard, we consider the $2,000 of unearned revenue you have generated to be nominal operations and we consider the $1,259 of other assets on your balance sheet to be nominal other assets. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company and disclose the implications of being a shell company.

Our response: We have revised our disclosure throughout the registration statement to state that we are a shell company and disclosed the implications of being a shell company.

Management’s Discussion and Analysis or Plan of Operation, page 16

2. We note your disclosure that you have generated minimal revenue to date. Please revise to clarify throughout this section, as well as in your description of business section on page 20, that you have recognized no revenue to date, consistent with your financial statements.

Our response: We have revised revise to clarify throughout prospectus that we have recognized no revenue to date.

Security Ownership of Certain Beneficial Owners and Management, page 26

3. Please revise to update the information in this section as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Our response: We have revised to update the information in this section as of the most recent practicable date.

Exhibit 23.1, Consent of Cutler & Co., LLC

4. Please include a consent from your independent auditors that refers to the current registration statement. In this regard, the updated consent filed with amendment no. 2 to Form S-1 refers to amendment no. 1.

Our response: We have included a consent from our independent auditors that refers to the current registration statement.

Please direct any further comments or questions you may have to the company at jarexsolutions@yahoo.com

Thank you.

Sincerely,

/S/ Jaroslavna Tomsa

Jaroslavna Tomsa, President